VIA EDGAR

July 8, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Kathleen Collins

Re:	SAIC, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2009

Filed March 30, 2009 (“Form 10-K”)

Form 10-Q for the Fiscal Quarter Ended April 30, 2009

Filed June 4, 2009 (“Form 10-Q”)

File No. 001-33072

Ladies and Gentlemen:

On behalf of SAIC, Inc., this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated June 8, 2009 relating to the above-referenced Form 10-K and Form 10-Q.

Set forth in italicized print below are the Staff’s comments, as set forth in the letter dated June 8, 2009, followed by our responses.

Form 10-K for the Fiscal Year Ended January 31, 2009

Item 1. Business, page 1

General

1.	Please expand your discussion of your business products and services in both the government and commercial segments to provide a more meaningful description of your business activities and related information that is more responsive to the requirements of Item 101(c)(1)(i) of Regulation S-K. You include references in your half-page business description on page 1 to “products,” “concepts” and “technical solutions” though the nature of the products, concepts and solutions you provide is not made clear. We note, by contrast, that you provide more concrete examples of your activities, products and services on your website. In addition, if you rely to a material extent on subcontractors, teaming or other partnering relationships, it would appear that this aspect of your business should be discussed in material detail in the business section as should the portion of your business subject to renegotiation of profits or contract termination at the election of the government. Given that the government segment accounted for 95% percent of your revenues in fiscal 2009, we would expect to see more robust disclosure in this area as compared to the commercial segment.

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

July 8, 2009

Response: In future annual reports, we will expand our disclosure with respect to our business products and services in both the Government and Commercial segments, with particular focus on the Government segment, to provide a more detailed description of our products and services. We will also expand our disclosure regarding our relationships with subcontractors and business partners. In response to the Staff’s comment regarding the portion of our business subject to contract termination at the election of the government, we have stated on page 4, in our “Backlog” disclosure, that “the U.S. Government may cancel any contract at any time.” In future filings, we also will include disclosure about the Government’s right to cancel our contracts in the description of the Government segment.

Acquisitions, page 2

2.	Please expand to address how the acquisitions fit in your business plan. We note, for instance, that SM Consulting is a provider of language translation, interpretation and training and that The Benham Companies have competencies in industrial manufacturing and facilities construction. It is not clear from the minimal description of your business on page 1 whether these competencies merely complement existing programs or expand your business in entirely new directions. The business section should provide a meaningful and materially detailed description of your products and services as well as the business purpose for the businesses acquired.

Response: In future annual reports, we will expand our disclosure of acquisitions, including SM Consulting and The Benham Companies, to describe the business purpose of the acquisitions and disclose whether acquired competencies complement existing programs or expand our business in entirely new directions.

Contract Types, page 2

3.	Tell us what consideration you gave to discussing in quantified terms what portions of your business fell within the various categories with respect to contract type and the advantages and disadvantages of each type for your business. We note your tabular disclosure on page 26 of Management’s Discussion and Analysis summarizing revenues by contract type and your risk factor disclosure on page 9. Given that your earnings and profitability may vary based on your contract mix, it would appear that this information is material to an understanding of your business and should perhaps be addressed in the business section. This comment also applies to the three contracting methods discussed under the heading Contract Procurement, which appears on page 2. In this regard, we note discussion in your first quarter earnings call of movement away from single award to IDIQ contracts, especially for the larger contract opportunities that you are targeting as part of your “One SAIC” approach.

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

July 8, 2009

Response: In future annual reports, we will expand our disclosure in the business section to include tabular disclosure summarizing revenues by contract type and to include discussion of the relative advantages and disadvantages of the various contract types. We will also add disclosure in this section concerning the relative advantages and disadvantages of the various U.S. Government contracting methods discussed under Contract Procurement.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

4.	Throughout your discussion of the results of operations, you frequently refer to various factors that have impacted results without quantifying the impact of each factor. For example, you state that government segment revenues increased 14% in fiscal 2009 as compared to fiscal 2008 due to continued growth in your defense, intelligence and logistics and product support business areas. As another example, you identify multiple factors that affected growth in your defense and intelligence business areas without quantifying any of those factors. In future filings, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section II.D of SEC Release No. 33-6835. Please note that this comment also applies to your Form 10-Q for the quarter ended April 30, 2009.

Response: Consistent with the requirements of Regulation S-K Item 303 and SEC Release No. 33-6835, in future filings, we will expand our disclosure to provide quantitative information about the contributing factors where a material change is attributed to two or more factors.

5.	In addition, where you experience material increases in revenue, please include a discussion of the extent to which the increases were due to increases in prices versus increases in volume or to the introduction of new products or services. Please refer to Item 303(a)(3)(iii) of Regulation S-K. Please note that this comment also applies to your Form 10-Q for the quarter ended April 30, 2009.

Response: In future filings, in specific cases where we are able to quantify and attribute material increases in revenues due specifically to increases in prices, increases in volume or introduction of new products or services, we will include additional disclosure and attribute increased revenue to one or more of these factors, as applicable. However, based on the nature of our business, the high volume of contracts and variability in the mix of services performed from quarter to quarter, general attribution of revenue increases to changes in price or volume may not be available or material to an understanding of the increase in revenues. We believe the current disclosure, with expanded quantitative information regarding factors contributing to material changes as discussed in our response to Comment 4, will properly reflect how our management evaluates growth and assesses performance.

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

July 8, 2009

Non-GAAP Financial Measures, page 43

6.	We note your disclosures regarding internal revenue growth, a non-GAAP financial measure. Please explain further how including revenues earned by the acquired business prior to the Company’s acquisition of such business may be useful in analyzing your internal growth rate. In this regard, tell us how the decisions made by the acquired company’s prior management impacts your internal growth rate as currently presented. Further, please revise your disclosures to more clearly explain the following:

•	how management uses this information in monitoring and evaluating your performance;

•	the material limitations associated with use of this non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; and

•	the manner in which management compensates for these limitations

Response: We use internal revenue growth, a non-GAAP financial measure, as an indicator of how successful we are at growing our base business and how successful we are at growing the revenues of a business we recently acquired. Management utilizes internal revenue growth to assess our growth compared to that of our addressable market, our competitors, and our management objectives. For this evaluation, it is appropriate to remove the revenue level added to the Company by an acquisition, but then measure its contribution towards the Company’s growth after the acquisition date.

We view the year-over-year growth of the acquired business to be part of our internal revenue growth and not acquired growth because we integrate acquired businesses into our existing businesses. Integration permits our current management to leverage business development capabilities, drive internal resource collaboration, utilize access to markets and qualifications, and refine strategies to realize synergies benefiting both acquired and existing business units. Thus, acquired businesses become part of our business and their growth reflects the decisions of current management. We believe the performance of the enterprise post-acquisition, not necessarily the acquired company itself, is the important indicator.

As further evidence of the relevance of this measurement, financial analysts who cover and report on our industry consistently make reference to internal revenue growth, and we believe it is important to provide this information and clearly define our calculation method. Many companies in our industry and other industries reference internal revenue growth and calculate it the same way we do. With respect to measures used for incentive compensation, and citing the reasons stated above, cash incentive bonuses for SAIC executives and the broader employee population are based, in part, on achievement of revenue targets based on internal growth and are specifically not based on achieving total revenue growth targets. This compensation methodology is intended to reward the successful integration and growth of acquired businesses but not to reward making acquisitions themselves.

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

July 8, 2009

The only limitation of this non-GAAP financial measure as compared to the most directly comparable GAAP financial measure is that internal revenue growth is one of two components of total revenue growth, which is the most directly comparable GAAP financial measure. We compensate for this limitation by presenting total revenue growth next to or near disclosures of internal revenue growth.

In future filings, we will revise our disclosures to more clearly explain:

•	how management uses this information in monitoring and evaluating our performance;

•	the material limitations associated with use of this non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; and

•	the manner in which management compensates for these limitations

Notes to Consolidated Financial Statements

Note 1-Summary of Significant Accounting Policies

Revenue Recognition, page F-7

7.	We note that the Company is a provider of scientific, engineering, systems integration and technical services and solutions. Clarify whether any of these arrangements involve the significant production, modification or customization of software and are, therefore, accounted for under SOP 81-1 pursuant to paragraph 7 of SOP 97-2. Otherwise, tell us how you determined that applying the percentage of completion method of accounting to your contracts is appropriate. In this regard, tell us how you considered footnote 1 of SOP 81-1, which does not permit the use of contract accounting for service contracts.

Response: We do have arrangements with customers involving the production, modification or customization of software which are accounted for under SOP 81-1 pursuant to paragraph 7 of SOP 97-2. However, this represents a minor portion of both our overall revenues and our usage of the percentage of completion method of accounting.

As discussed on page 27 of our Annual Report on Form 10-K, a substantial majority of our revenues are generated through contracts with the U.S. federal government. We follow the provisions of the AICPA Accounting and Auditing Guide, Federal Government Contractors (the Audit Guide), as referenced to by SOP 81-1, to account for revenue generating contracts with the U.S. federal government.

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

July 8, 2009

In evaluating the proper revenue recognition for our contracts, we consider footnote 1 to SOP 81-1 which states that the SOP “is not intended to apply to “service transactions” as defined in the FASB’s October 23, 1978, Invitation to Comment, Accounting for Certain Service transactions.” However, SOP 81-1 references the AICPA Audit and Accounting Guides which provides guidance on the application of GAAP for certain industries. Paragraphs 18-19 of SOP 81-1 state (emphasis added):

18. This statement of position presents the division’s recommendations on accounting for contracts (as specified in paragraphs .11 to .17) in all industries. The recommendations in this statement need not be applied to immaterial items. Two existing AICPA Audit and Accounting Guides, Construction Contractors and Federal Government Contractors, provide additional guidance on the application of generally accepted accounting principles to the construction industry and to federal government contracts, respectively. The recommendations in this statement take precedence in those areas. [Revised, April 1996, to reflect conforming changes necessary due to the issuance of recent authoritative literature.]

19. The guidance on contract accounting and financial reporting in Federal Government Contractors is essentially consistent with the recommendations in this statement. Since the recommendations in this statement provide more comprehensive and explicit guidance on the application of generally accepted accounting principles to contract accounting than does the guide, Federal Government Contractors, the guide incorporates this statement as an appendix. The provisions of that guide should be interpreted and applied in the context of the recommendations in this statement. [Revised, April 1996, to reflect conforming changes necessary due to the issuance of recent authoritative literature.]

We note that the Preface of the Audit Guide specifically states that the guide’s purpose is to assist preparers in accounting for goods and services provided to the U.S. federal government as follows (emphasis added):

This Guide has been prepared to assist preparers of financial statements in preparing financial statements in conformity with generally accepted accounting principles and to assist independent auditors in auditing and reporting on such financial statements in accordance with generally accepted auditing standards in auditing and reporting on the financial statements of entities that provide goods and services to the federal government, or to prime contractors or subcontractors at any tier and for which such transactions are material to such entities’ financial statements. It describes relevant accounting practices and auditing procedures unique to these entities. The descriptions in this Guide are generally oriented to the defense contracting industry; however, the provisions of this Guide apply to all federal government contractors.

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

July 8, 2009

Based upon the language within the Preface, we believe that the Audit Guide provides guidance on the accounting for contracts with the U.S. federal government and does not differentiate between certain types of contracts as referenced in footnote 1 of SOP 81-1. We further believe that paragraphs 3.01 through 3.03 in Chapter 3 of the Audit Guide provide support for our accounting for revenues on contracts with the U.S. federal government as follows (emphasis added):

3.01 Because there are many unique aspects to long-term government contracts, it is especially important to be cognizant of the related accounting principles to properly recognize revenues and expenses in a consistent manner for financial reporting purposes. This chapter summarizes the basic accounting principles and practices related to the recognition of revenues and expenses for government contracts in general and other types of contractual arrangements involving contractors and the government.

3.02 Revenue generally is recognized when the activity surrounding the sale of products or rendering of services is complete or virtually complete and an exchange has taken place. However, revenue is sometimes recognized as performance progresses. This exception is based on the consensus that a better measurement of periodic income results. Chapter 11, Section A, paragraph 13, of Accounting Research Bulletin (ARB) No. 43, Government Contracts, states the following:

It is, however, a generally accepted accounting procedure to accrue revenues under certain types of contracts [costs-plus-fixed-fee (CPFF)] and thereby recognize profits, on the basis of partial performance, where the circumstances are such that total profit can be estimated with reasonable accuracy and ultimate realization is reasonably assured. Particularly where the performance of a contract requires a substantial period of time from inception to completion, there is ample precedent for pro-rata recognition of profit as the work progresses, if the total profit and the ratio of the performance to date to the complete performance can be computed reasonably and collection is reasonable assured. Depending upon the circumstances, such partial performance may be established by deliveries, expenditures, or percentage of completion otherwise determined. This rule is frequently applied to long-term construction and other similar contracts; it is also applied in the case of contracts involving deliveries in installments or the performance of services. However, the rule should be dealt with cautiously and not applied in the case of partial deliveries and uncompleted contracts where the information available does not clearly indicate that a partial profit has been realized after making provisions for possible losses and contingencies.

3.03 In addition to the accounting for government contracts covered in ARB No. 43, AICPA Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (AICPA, Technical Practice Aids, ACC sec. 10,330) (included as appendix C of this guide), which applies to government contractors, contains specific guidance on accounting for certain types of long-term contracts. Paragraphs .53-.67 of SOP 81-1 cover the major factors and the recommended procedures for estimating, measuring, and accounting for contract revenue. As noted in paragraph .54, the “major factors that must be considered in determining total estimated revenue include the basic contract price, contract options, change orders, claims and contract provisions

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

July 8, 2009

for penalties and incentive payments, including award fees and performance incentives. [Furthermore, all] those factors and other special contract provisions must be evaluated throughout the life of a contract in estimating total contract revenue to recognize revenues in the periods in which they are earned under the percentage-of-completion method of accounting.”

We also note that the FASB’s Accounting Standards Codification project (the Codification) incorporates the Audit Guide at the same GAAP level as SOP 81-1. The Codification will become the sole source of authoritative GAAP and provides clarification on the appropriate revenue recognition for contracts with the U.S. federal government.

In conclusion, while we do have a relatively small number of contracts and revenues appropriately accounted for under SOP 81-1 pursuant to paragraph 7 of SOP 97-2, the majority of our revenues are derived through contracts with the U.S. federal government and, therefore, are appropriately accounted for under the provisions of the Audit Guide, as referenced to by SOP 81-1.

For all non U.S. federal government service contracts, we apply SAB 104 or other relevant sources of revenue recognition literature, as appropriate.

8.	You indicate in your revenue recognition policy description that you evaluate contracts for multiple deliverables, and when appropriate, segment the contracts into separate units of accounting for proper revenue recognition. Please tell us the nature of the units of accounting that you account for as a separate and discreet earning process and describe each type of deliverable included in your multiple element arrangements. Provide support for your conclusions that, among other things, the delivered items have value on a standalone basis. Further, tell us whether any amounts are contingent on the delivery of additional items or meeting other specified performance conditions such as operational support. In addition, tell us how revenue is allocated and recognized for each element. Your response should address how you considered the guidance in EITF 00-21, SOP 97-2, and SOP 81-1, as applicable.

Response: We evaluate for multiple deliverables utilizing the guidance included in EITF 00-21, SOP 97-2, and SOP 81-1 as applicable. For the substantial majority of our approximately 9,000 contracts, due to the customer specific nature of the scientific, engineering, systems integration, and technical services and solutions provided by us, the contract level is the unit of accounting as the criteria for multiple elements or segmentation are not met. However, there is one portion of our business in which the segmentation criteria of paragraphs 40 and 41 of SOP 81-1 are regularly met, which is explained in the following paragraph.

We sell goods or services that are negotiated separately using pricing schedules under U.S. General Services Administration Schedule Contracts. This includes our suite of Vehicle and Cargo Inspection Systems (VACIS) solutions. Our VACIS solutions are, as a matter of common practice, bid and contracted in a way that regularly meets the

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

July 8, 2009

segmentation criteria of SOP 81-1. A typical VACIS contract may contain terms for the purchase of equipment, equipment installation services, and maintenance services. These elements are segmented if we provide separate bids for each contractual element and the customer considers and accepts bids for each element separately. The installation and maintenance services do not have to be performed by us and we have a history of certain customers using external companies to perform these services. Additionally, maintenance services are often included in a separate contract from the equipment purchase agreement or are sold to customers separately after the initial service period has lapsed. The total contract value is allocated among the separate units of accounting based on their relative fair values. With the VACIS contracts described above, the separately priced bids for the multiple elements are the basis of fair value.

We rarely have contracts that include amounts contingent on delivery of additional items or meeting other specific performance conditions. Accordingly, the amounts are not material, individually or in the aggregate, but it is our policy to appropriately consider these contingencies when determining the proper revenue recognition.

Fair Value of Financial Instruments, page F-11

9.	If material, tell us how you considered providing disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Response: As of January 31, 2009, our cash equivalent investments (i) were readily convertible into cash with no restriction on withdrawal and (ii) had original maturities of three months or less. These investments were primarily comprised of several large institutional money market funds that invest exclusively in (i) bills, notes and bonds issued by the U.S. Treasury, (ii) U.S. Government guaranteed repurchase agreements fully collateralized by U.S. Treasury obligations, and (iii) U.S. Government guaranteed securities. These funds have an AAA Standard & Poor’s Rating. For these reasons, we believe the disclosure of cash equivalents by type of instrument is not material. We will continue to monitor the composition of our cash equivalent investments and will disclose their composition if we conclude such disclosure becomes material.

Cash and cash equivalents as of January 31, 2009 were as follows:

Type of Instrument	Balance (millions)
Institutional money market funds	$914
Time deposits	5

Total cash equivalents	919
Cash	17

Total cash and cash equivalents	$936

Based on the nature of our current cash equivalents, their historical cost equals fair market value. In future filings, we will expand our disclosure to include the amount of our cash equivalents and describe their nature. We will also disclose that the historical cost of these cash equivalents equals fair market value based on quoted market prices.

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

July 8, 2009

Item 15. Exhibits, Financial Statement Schedules, page 51

10.	It does not appear that you have filed any material leases with respect to the properties identified on page 15. Please advise. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: We have not filed any lease agreements because we do not believe that any of our lease agreements constitute a “material lease” under Item 601(b)(10)(ii)(D) of Regulation S-K. We conduct our operations in approximately 375 offices located in 43 states, the District of Columbia and various foreign countries. We lease space under more than 600 lease agreements covering approximately 7 million square feet. No single lease agreement has annual lease payments in excess of $4 million or has aggregate, undiscounted minimum lease payments for the minimum remaining term of the lease in excess of $40 million. In addition, there are no rights or obligations related to these lease agreements that are material to our business from a qualitative perspective nor are there situations that we believe adequate replacement space would not be available if a lease agreement were terminated or expired.

Form 10-Q for the Fiscal Quarter Ended April 30, 2009

Note 1-Summary of Significant Accounting Policies

Recently Adopted Accounting Pronouncements, page 6

11.	Please confirm that effective February 1, 2009 the Company adopted SFAS 157 for all nonfinancial assets and nonfinancial liabilities that are not remeasured at fair value on a recurring basis. Also, tell us how you considered disclosing the information required by paragraph 33(d) of SFAS 157 in your interim report as required by paragraph 39.

Response: We confirm that effective February 1, 2009, we adopted these provisions of SFAS 157 and they did not materially impact our consolidated financial position and results of operations. On page F-11 of our annual report on Form 10-K, we disclosed that the adoption of SFAS 157 for non-recurring fair value measurements of nonfinancial assets and nonfinancial liabilities would not materially impact our consolidated financial position and results of operations. During the three months ended April 30, 2009, we were not required to remeasure our nonfinancial assets and nonfinancial liabilities because there was no triggering event giving rise to testing for impairment or any other remeasurement event and there were also no changes in the valuation techniques utilized from those disclosed in the Form 10-K. To the extent applicable, we will include disclosures required by paragraph 33(d) of SFAS 157 in our future filings.

*        *        *

Ms. Kathleen Collins

U.S. Securities and Exchange Commission

July 8, 2009

In connection with our response to the Staff’s comments, we acknowledge that, with respect to filings made by us:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments relating to financial statements and related matters, please contact John Hartley, Senior Vice President and Controller, at (858) 826-4621. For all other matters, please contact the undersigned at (858) 826-7325 or in my absence, Paul Greiner, Senior Vice President and Deputy General Counsel, at (858) 826-7360.

Sincerely,

/s/ Douglas E. Scott
Douglas E. Scott
Executive Vice President and General Counsel

cc:	Harry M. Jansen Kraemer, Jr., Chair SAIC Audit Committee

Mark W. Sopp, Executive Vice President and Chief Financial Officer

John R. Hartley, Senior Vice President and Controller

Bruce K. Dallas, Davis Polk & Wardwell LLP

Christopher F. Allen, Deloitte & Touche LLP